Contact

www.linkedin.com/in/
josephwgrant1 (LinkedIn)

Top Skills

Market Research
International Relations
Due Diligence

Languages

Ukrainian (Limited Working)
English (Native or Bilingual)
Chinese (Limited Working)
Russian (Full Professional)
Portuguese (Elementary)
French (Full Professional)

Certifications

OSHA 30-hour Construction Safety
and Health Certificate
Argus DCF 16 Certification
Associate Design-Build Professional
LEED Green Associate
Washington State Real Estate
Broker's License

Honors-Awards

Cum Laude Honours
Graduation with Distinction
AP Scholar with Distinction
National Merit Semifinalist

Joseph G.

Real Estate Development & Technology Practitioner
Miami, Florida, United States

Summary

As a practicioner of commercial real estate development, my goal
is to effect positive change in global land use patterns and the built
environment in general. My driving philosophies related to real
estate entail an emphasis on sustainable urbanism, promotion of
innovative market-based approaches to complex land use issues,
and advancement of innovation in design and construction to meet
the needs of all users current and future.

I am currently working on various side projects and endeavors both
related to the built environment as well as elsewhere. I look forward
to expanding my geographical and market segment network to
encompass all aspects of real estate and other innovation both here
and abroad.

Experience

Solarislate
CEO - Co-Founder
January 2023 - Present (2 years 2 months)
United States

Clean tech venture dedicated to bringing innovative renewable energy
solutions to the United States market, starting with a patented system that
transforms conventional solar panels into a fully-functioning, energy-producing
roof. Future technologies and innovations will follow in the coming months to
allow building envelopes to take on a new role in the clean energy revolution.

SliceSpace
Advisor
January 2023 - Present (2 years 2 months)

Advisor for Slicespace, a proptech startup dedicated to democratizing
investment access to high quality real estate. Slicespace provides a one-stop
shop portal to invest in both public and private opportunities, across all sectors,

and geographies. We are working to create the Robinhood of real estate.via an innovative approach to property investment in the public and private

Self-employed
Project Management Consultant
March 2021 - Present (4 years)

• Providing consulting services for a mixed-use development in Portland, OR incorporating a 'Social Spa' and innovative hospitality concept
• Assisting startups in their business operations strategy
• Providing portfolio management services for a small family office

Life House
Development Manager
April 2022 - January 2023 (10 months)

• Responsible for the oversight and execution of multiple boutique hospitality renovation and ground-up development projects across the United States
• Responsible for coordination with internal and external design teams and consultants in finalizing design for permitting and construction
• Responsible for contractor outreach, engagement, and management throughout the development process
• Responsible for generating, refining, and tracking overall project budgets
• Responsible for monitoring of on-site activities from mobilization through close-out and transfer to Operations

Onni Group of Companies
Construction Project Manager
October 2019 - February 2021 (1 year 5 months)
Greater Seattle Area

• Responsible for construction project management of a $500M mixed-use project in Downtown Seattle
• Assisted with pre-construction tasks including scheduling, budgeting, estimating, and procurement on upcoming development projects in the Seattle area with project value in excess of $1B
• Oversaw project engineers and responsible for delegation of tasks within the local team
• Main liaison with subcontractors and other project stakeholders
• Coordination with ownership group and development team throughout entitlement, design, and construction phases
• Responsible for the issuance of subcontracts and change orders
• Responsible for oversight of construction administration duties locally

• Issued monthly project update presentations to company leadership

Pillar Properties
Development Manager
November 2016 - October 2019 (3 years)
Seattle, Washington

• Responsible for managing the development process from acquisition and entitlement through delivery on a nationwide pipeline of senior housing and multifamily projects worth over $500M
• Managed design and entitlement for two luxury high rise multifamily projects in Downtown Seattle
• Assisted in preliminary project underwriting and assembly of financing packages
• Acted as company liaison to public officials in various municipalities and states
• Oversaw the creation and tracking of RFP's for all consultants and contractors
• Assembled detailed project budgets and project documentation for internal and external use
• Responsible for leading comprehensive value engineering and constructability reviews of construction documents and specifications
• Coordinated key decision-making processes with Executive Team and other stakeholders
• Led monthly and quarterly project update presentations to company leadership

Urban Visions
Development Analyst
January 2016 - November 2016 (11 months)
Greater Seattle Area

• Supported underwriting activities, entitlement and pre-development tasks for a pipeline of office and multifamily projects worth over $1B
• Helped write complete project budget for a multi-phase Class A office campus development
• Assistant project management for a high rise luxury multifamily project in Downtown Seattle with responsibility for procurement of owner's vendors, weekly progress reports to investors, ongoing financial sensitivity analyses, and other project-related tasks

• Underwrote development and conventional acquisition opportunities across various asset classes using custom Excel models, Argus DCF, and Argus Developer

Security Properties
Acquisitions/Asset Management Analyst
September 2014 - December 2015 (1 year 4 months)
Greater Seattle Area

• Analyst responsibilities covered a nationwide portfolio of multifamily real estate ranging from LIHTC low income housing to urban core assets
• Issued and managed several million dollars of construction renovation contracts
• Assisted in underwriting value add multifamily opportunities in various markets using a complex proprietary valuation model
• Other core tasks included generation of complex waterfall models for dispositions, cost benefit analyses for specific property value add projects, and limited asset management responsibilities

Smart Growth Seattle
Volunteer Contributor
July 2014 - October 2014 (4 months)
Seattle, WA

• Blog contributor and support in outreach and marketing campaigns for an organization dedicated to promoting smarter land use policy in the City of Seattle

JLL
Intern
October 2013 - May 2014 (8 months)
Moscow, Russian Federation

• Conducted financial analyses for major commercial real estate transactions in the Russian market for domestic and foreign investors
• Provided highest and best use analysis for a major development adjacent to a future World Cup stadium in Moscow
• Wrote a market assessment outlining possible redevelopment scenarios and strategies for a major hotel operator in Baku, Azerbaijan

International Trade Administration
Foreign Commercial Service Intern
May 2013 - September 2013 (5 months)
Moscow, Russian Federation

• Compiled formal report on recent notable instances of American foreign direct investment in Russia as well as Russian investments in the United States
• Conducted due diligence and market research for mid-market American companies considering expansion into the Russian market
• Liaised with Russian authorities to resolve business diplomacy issues

New Order Capital
Financial Analyst Intern
June 2012 - August 2012 (3 months)

• Conducted research on macroeconomic trends in various commodity markets
• Wrote detailed reports on macroeconomic trends and issues to help in the formulation of overall trading strategy
• Compiled reports on securities market regulatory reform legislation

The Stratford Company
Intern
July 2009 - August 2009 (2 months)
Seattle, WA

• Compiled and presented property value and rent data reports for a developer of large-scale apartment projects in Seattle

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Education

University of Washington
Certificate in Building Information Modelling · (2018 - 2018)

University of Washington
Master's Degree, Construction Management · (2016 - 2018)

University of Washington
Graduate Certificate, Construction Management · (2015 - 2016)

Moscow State Institute of International Relations (University) MFA Russia MGIMO
Master's Degree, International Business · (2013 - 2014)

Sciences Po Paris
Master's Degree, International Economics · (2012 - 2013)